UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*





                         VIDEO NETWORK COMMUNICATIONS, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   674421201
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                August 25, 2000
--------------------------------------------------------------------------------
                     (DATE OF EVENT WHICH REQUIRES FILING OF
                                 THIS STATEMENT)





        Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

        [ ]  Rule 13d-1(b)

        [X]  Rule 13d-1(c)

        [ ]  Rule 13d-1(d)


--------
* The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                       -------------------
CUSIP NO. 674421201                 13G                          Page 2 of 11
---------------------                                       -------------------

--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
        Firebrand Financial Group, Inc.
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.      SEC USE ONLY
--------------------------------------------------------------------------------
4.      CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
    NUMBER OF         5. SOLE VOTING POWER
      SHARES             0
   BENEFICIALLY       ----------------------------------------------------------
     OWNED BY         6. SHARED VOTING POWER
       EACH              2,287,124
    REPORTING         ----------------------------------------------------------
      PERSON          7. SOLE DISPOSITIVE POWER
       WITH              0
                      ----------------------------------------------------------
                      8. SHARED DISPOSITIVE POWER
                         2,287,124
--------------------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,287,124
--------------------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES(*)

--------------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        18.4%
--------------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON
        HC
--------------------------------------------------------------------------------






(*) SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      -------------------
CUSIP NO. 674421201                  13G                       Page 3 of 11
---------------------                                      -------------------


--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        EarlyBirdCapital.com Inc.
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.      SEC USE ONLY
--------------------------------------------------------------------------------
4.      CITIZENSHIP OR PLACE OF ORGANIZATION
        New York
--------------------------------------------------------------------------------
    NUMBER OF         5. SOLE VOTING POWER
      SHARES             0
   BENEFICIALLY       ----------------------------------------------------------
     OWNED BY         6. SHARED VOTING POWER
       EACH              1,762,124
    REPORTING         ----------------------------------------------------------
      PERSON          7. SOLE DISPOSITIVE POWER
       WITH              0
                      ----------------------------------------------------------
                      8. SHARED DISPOSITIVE POWER
                         1,762,124
--------------------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,762,124
--------------------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES(*)

--------------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        14.8%
--------------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON
        HC
--------------------------------------------------------------------------------





(*) SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      -------------------
CUSIP NO. 674421201                  13G                       Page 4 of 11
---------------------                                      -------------------


--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        EarlyBirdCapital, Inc.
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.      SEC USE ONLY
--------------------------------------------------------------------------------
4.      CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
    NUMBER OF         5. SOLE VOTING POWER
      SHARES             0
   BENEFICIALLY       ----------------------------------------------------------
     OWNED BY         6. SHARED VOTING POWER
       EACH              594,000
    REPORTING         ----------------------------------------------------------
      PERSON          7. SOLE DISPOSITIVE POWER
       WITH              0
                      ----------------------------------------------------------
                      8. SHARED DISPOSITIVE POWER
                         594,000
--------------------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        594,000
--------------------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES(*)

--------------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        5.3%
--------------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON
        BD
--------------------------------------------------------------------------------








(*) SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      -------------------
CUSIP NO. 674421201                    13G                    Page 5 of 11
---------------------                                      -------------------


--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Dalewood Associates, Inc.
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.      SEC USE ONLY
--------------------------------------------------------------------------------
4.      CITIZENSHIP OR PLACE OF ORGANIZATION
        New York
--------------------------------------------------------------------------------
    NUMBER OF         5. SOLE VOTING POWER
      SHARES             0
   BENEFICIALLY       ----------------------------------------------------------
     OWNED BY         6. SHARED VOTING POWER
       EACH              1,168,124
    REPORTING         ----------------------------------------------------------
      PERSON          7. SOLE DISPOSITIVE POWER
       WITH              0
                      ----------------------------------------------------------
                      8. SHARED DISPOSITIVE POWER
                         1,168,124
--------------------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,168,124
--------------------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES(*)

--------------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        10.3%
--------------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON
        CO
--------------------------------------------------------------------------------






(*) SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                      -------------------
CUSIP NO. 674421201                    13G                    Page 6 of 11
---------------------                                      -------------------


--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Dalewood Associates LP
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.      SEC USE ONLY
--------------------------------------------------------------------------------
4.      CITIZENSHIP OR PLACE OF ORGANIZATION
        New York
--------------------------------------------------------------------------------
    NUMBER OF         5. SOLE VOTING POWER
      SHARES             0
   BENEFICIALLY       ----------------------------------------------------------
     OWNED BY         6. SHARED VOTING POWER
       EACH              1,168,124
    REPORTING         ----------------------------------------------------------
      PERSON          7. SOLE DISPOSITIVE POWER
       WITH              0
                      ----------------------------------------------------------
                      8. SHARED DISPOSITIVE POWER
                         1,168,124
--------------------------------------------------------------------------------
9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,168,124
--------------------------------------------------------------------------------
10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES(*)

--------------------------------------------------------------------------------
11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        10.3%
--------------------------------------------------------------------------------
12.     TYPE OF REPORTING PERSON
        PN
--------------------------------------------------------------------------------






(*) SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM           1(a) NAME OF ISSUER Video Network Communications, Inc.

ITEM 1(b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
               50 International Drive, Portsmouth, NH 03801

ITEM 2(a)      NAME OF PERSONS FILING:

               Firebrand Financial Group, Inc. ("FFGI")
               EarlyBirdCapital.com, Inc. ("EBC")
               EarlyBirdCapital, Inc. ("Capital")
               Dalewood Associates, Inc. ("Dalewood")
               Dalewood Associates, LP ("Dalewood LP")

               The statement on this Schedule 13G is filed on behalf of the persons listed above pursuant to Rule 13d-1(k)(1). The Joint Filing Agreement dated May 9, 2001 among the Reporting Persons is set forth in Exhibit I hereto and is incorporated herein by reference.

ITEM 2(b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
               The principal address of each Reporting Person is:
               One State Street Plaza, 24th Floor
               New York, NY 10004

ITEM 2(c)      CITIZENSHIP:

               FFGI and EBC are organized under the laws of Delaware. The other Reporting Persons are organized under the laws of New York.

ITEM 2(d)      TITLE OF CLASS OF SECURITIES:

               Common Stock

ITEM 2(e)      CUSIP NUMBER:

               674421201

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), or 13d-2(b) or (c), CHECK WHETHER THE PERSON FILING IS A:

   (a)  [_]    Broker or dealer registered under Section 15 of the Exchange Act;

   (b)  |_|    Bank as defined in Section 3(a)(6) of the Exchange Act

   (c)  |_|    Insurance company as defined in Section 3(a)(19) of the Exchange
               Act;

   (d)  |_|    Investment company registered under Section 8 of the Investment
               Company Act;

   (e)  |_|    An investment adviser in accordance with Rule 13d-1(b)(ii)(E);

   (f)  |_|    An employee benefit plan or endowment fund in accordance with
               Rule 13d-1(b)(1)(ii)(F);

   (g)  |_|    A parent holding company or control person in accordance with
               Rule 13d-1(b)(ii)(G);

   (h)  |_|    A savings association as defined in Section 3(b) of the Federal
               Deposit Insurance Act;

   (i)  |_|    A church plan that is excluded from the definition of an
               investment company under Section 3(c)(14) of the Investment
               Company Act;

   (j)  |_|    Group, in accordance with Rule 13d-1(b)(1)(ii)(J);

ITEM 4            OWNERSHIP:

                  (a)  Amount Beneficially Owned:

                  FFGI is the majority shareholder of EBC. EBC wholly owns Dalewood and Capital. Dalewood is the general partner of Dalewood LP.

                  Capital owns of record a currently exercisable option ("Capital Option") to purchase up to 264,000 units consisting of (i) 264,000 shares of the Issuer's common stock ("Shares"), and (ii) warrants to purchase up to 264,000 Shares. Each of these units has an exercise price of $2.22. The Capital Option expires on August 25, 2005 but the underlying warrants expire on June 14, 2004. Capital also owns of record warrants to purchase up to an aggregate of 66,000 Shares. Dalewood LP owns of record 519,166 Shares and warrants exercisable for up to an aggregate of 648,958 Shares.

                  FFGI is also the sole shareholder of GKN Securities Corp. ("GKN"), which owns of record a currently exercisable option ("GKN Option") to purchase up to 105,000 units, each unit consisting of 3 Shares and warrants to purchase 2 Shares. These units each have an exercise price of $12.375. All warrants except for those underlying the GKN Option ("GKN Warrants") have an exercise price of $4.00 per Share and expire on June 15, 2004. The GKN Warrants have an exercise price of $6.60, and along with the GKN Option, expire on June 14, 2004.

                  Therefore, each of FFGI, EBC, Capital, Dalewood and Dalewood LP may, respectively, be deemed to beneficially own 2,287,124, 1,762,124, 594,000, 1,168,124 and 1,168,124 Shares.

                  Information contained in this Schedule 13G is provided solely for the purpose of complying with Section 13(d) and Section 13(g) of the Securities Exchange Act of 1934, as amended. Each Reporting Person disclaims beneficial ownership of the securities described herein for any other purpose.

                 (b)  Percent of Class:

                  Based upon all the securities directly and indirectly beneficially owned by FFGI, EBC, Capital, Dalewood, and Dalewood LP, the maximum percent of the Shares that each may be deemed to beneficially own is, respectively, 18.4%, 14.8%, 5.3%, 10.3% and 10.3%.

                 (c)  Number of Shares as to which such person has:

                      (i)     sole power to vote or to direct the vote:

                                    N/A

                      (ii)    shared power to vote or direct the vote:

                                                     Shares of
                                                     Common Stock

                                FFGI                 2,287,124
                                EBC                  1,762,124
                                Capital                594,000
                                Dalewood             1,168,124
                                Dalewood LP          1,168,124

                      (iii)    sole power to dispose or to direct the
                               disposition of:

                                    N/A

                      (iv) shared power to dispose or to direct the disposition of

                                                       Shares of
                                                       Common Stock

                                  FFGI                 2,287,124
                                  EBC                  1,762,124
                                  Capital                594,000
                                  Dalewood             1,168,124
                                  Dalewood LP          1,168,124

ITEM 5        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

              If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6:       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

              FFGI is the majority shareholder of EBC and the sole shareholder of GKN. Therefore, it may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by EBC or GKN.

              Dalewood and Capital are wholly owned subsidiaries of EBC and EBC, therefore, may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by Dalewood or Capital.

              Dalewood is the general partner of Dalewood LP and therefore may be deemed to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities owned by Dalewood LP.

              Information contained in this Schedule 13G is provided solely for the purpose of complying with Section 13(d) and Section 13(g) of the Securities Exchange Act of 1934, as amended. Each Reporting Person disclaims beneficial ownership of the securities described herein for any other purpose.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
              COMPANY:

              N/A

ITEM 8        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

              N/A

ITEM 9        NOTICE OF DISSOLUTION OF GROUP:

              N/A

ITEM 10       CERTIFICATION:

              By signing below, each of the Reporting Persons certifies that to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

DATE:  May 9, 2001

                              FIREBRAND FINANCIAL GROUP, INC.

                                        /s/ Robert Rosenberg
                              By:_______________________________________
                                 Robert Rosenberg, Chief Financial Officer

                              EARLYBIRDCAPITAL, INC.

                                        /s/ Robert Rosenberg
                              By:_______________________________________
                                 Robert Rosenberg, Chief Financial Officer

                              EARLYBIRDCAPITAL.COM, INC.

                                        /s/ Steven Levine
                              By:_______________________________________
                                 Steven Levine, Executive Vice President

                              DALEWOOD ASSOCIATES, INC.

                                        /s/ Steven Levine
                              By:_______________________________________
                                 Steven Levine, Senior Vice President

                              DALEWOOD ASSOCIATES LP

                              By:  DALEWOOD ASSOCIATES, INC., Manager

                                      /s/ Steven Levine
                              By:_______________________________________
                                 Steven Levine, Senior Vice President

                                    EXHIBIT I


                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common stock of Video Network Communications, Inc. and that this Agreement be included as an Exhibit to such joint filing.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement effective as of the 9 day of May, 2001.


                              FIREBRAND FINANCIAL GROUP, INC.

                                        /s/ Robert Rosenberg
                              By:_______________________________________
                                 Robert Rosenberg, Chief Financial Officer

                              EARLYBIRDCAPITAL.COM, INC.

                                        /s/ Robert Rosenberg
                              By:_______________________________________
                                 Robert Rosenberg, Chief Financial Officer

                              EARLYBIRDCAPITAL, INC.

                                       /s/ Steven Levine
                              By:_______________________________________
                                 Steven Levine, Executive Vice President

                              DALEWOOD ASSOCIATES, INC.

                                       /s/ Steven Levine
                              By:_______________________________________
                                 Steven Levine, Senior Vice President

                              DALEWOOD ASSOCIATES LP

                              By:  DALEWOOD ASSOCIATES, INC., Manager

                                     /s/ Steven Levine
                              By:_______________________________________
                                 Steven Levine, Senior Vice President